FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated September 25, 2013, announcing the Company's financial results for the second quarter and six months ended June 30, 2013.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013

September 25, 2013 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the second quarter and six months ended June 30, 2013.

Financial Highlights:

Second Quarter 2013

•	Net revenues of $6.8 million.

•
Adjusted EBITDA* of negative $1.6 million. Adjusted EBITDA excludes the non cash gains from re-measurement of vessel values and losses incurred on the impairment of vessel values. Negative EBITDA was $11.3 million.

•	Adjusted net loss* of $5.1 million. Adjusted net loss excludes the aforementioned non cash gains and losses. Net loss was $14.8 million.

Six Months 2013

•	Net revenues of $12.5 million.

•
Adjusted negative EBITDA* of $2.4 million. Adjusted negative EBITDA excludes the non cash gains from re-measurement of vessel values, losses incurred on the impairment of vessel values and the gain on disposal of subsidiaries. EBITDA was negative $7.4 million.

•	Adjusted net loss* of $8.7 million. Adjusted net loss excludes the aforementioned non cash gains and losses. Net loss was $13.7 million.

(*) For more information we refer you to the EBITDA, Adjusted EBITDA, Net Loss and Adjusted Net Loss reconciliation section contained in this press release.

Management Discussion:

Stamatis Tsantanis, the Company's Chief Executive Officer, stated: "During the second quarter of 2013, Seanergy continued the implementation of its financial restructuring plan that has managed to significantly reduce its indebtedness since the beginning of 2012. We continue our efforts to deliver a viable financial structure that should position our Company to benefit from the prospective market recovery. The sale, during the second quarter of 2013, of the three Handysize-owning subsidiaries that resulted in the full satisfaction of the associated loan facilities, is positive for Seanergy as the Company has currently one lender. In addition, the Company expects a non cash gain of approximately $20 million as a result of the sale of the three Handysize-owning subsidiaries, which will be reflected in the third quarter 2013 results.

We presently continue discussions with our remaining lender, aiming to reach a solution that will enable Seanergy to complete the restructuring of its outstanding debt."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "Over the second quarter of 2013, Seanergy's revenues fell by 62% when compared to the same quarter of 2012. For the six month period ended June 30, 2013 revenues declined by 65% compared to the first half of 2012.

Seanergy's weaker performance during the second quarter of 2013 was mainly a result of a 20% decrease in the average Time Charter Equivalent ("TCE") rate earned by its vessels, from $8,763 to $6,992, which reflects weak market conditions. In addition, the vessel sales that took place in 2013 have resulted in a reduction in the average number of vessels owned during the second quarter to 7.1 from 18.8 in the second quarter of 2012."

Second Quarter 2013 Financial Results:

Net Revenues

Net revenues in the second quarter of 2013 totaled $6.8 million compared to $18.1 million in the same quarter of 2012, a reduction of 62%. Apart from the adverse dry bulk market conditions, the decrease in net revenues reflects the operation of a smaller fleet as compared to the second quarter of 2012. An average 7.1 vessels were owned in the second quarter of 2013, compared to 18.8 in the corresponding quarter of 2012.

EBITDA

EBITDA was negative $11.3 million for the second quarter of 2013, as compared to negative EBITDA of $19.6 million for the second quarter of 2012.

Adjusted EBITDA was negative $1.6 million for the three months ended June 30, 2013 as compared to Adjusted EBITDA of $5.4 million for the three months ended June 30, 2012.

Net Loss

For the second quarter of 2013, net loss amounted to $14.8 million or $1.23 loss per basic and diluted share, as compared to a net loss of $28.4 million or $2.37 loss per basic and diluted share in the same quarter of 2012, based on weighted average common shares outstanding of 11,958,170 basic and diluted for 2013 and 11,957,064 basic and diluted for 2012. In the second quarter of 2013 adjusted net loss totaled $5.1 million, compared to $3.3 million in the same quarter of 2012.

Six Months Ended June 30, 2013 Financial Results:

Net Revenues

Net revenues for the first half of 2013 decreased to $12.5 million from $35.6 million in the same period in 2012, a decrease of 65%. The decrease in net revenues is due to the reduced size of our fleet, which resulted in 63% fewer operating days and the market-induced weakness in the daily rates earned by our vessels.

EBITDA and Adjusted EBITDA

For the six month period ended June 30, 2013, negative EBITDA totaled $7.4 million, as compared to negative EBITDA of $17.1 million for the six month period ended June 30, 2012.

Adjusted EBITDA was negative $2.4 million for the first half of 2013 compared to $10.3 million for the first half of 2012.

Net Loss

For the first six months of 2013 net loss was equal to $13.7 million, or $1.15 per basic and diluted share. This compares to a net loss of $34.7 million or $2.92 loss per basic and diluted share, for the first six months of 2012, based on weighted average common shares outstanding of 11,958,117 basic and diluted for 2013 and 11,880,449 basic and diluted for 2012. In the first half of 2013 adjusted net loss was equal to $8.7 million, as opposed to $7.4 million in the same period of 2012.

Second Quarter Developments:

Sale of African Oryx

On April 10, 2013, Seanergy sold the African Oryx, a 24,112 DWT Handysize vessel built in 1997 for a gross amount of $4.1 million.

Extension Granted to Regain Compliance with Nasdaq Listing Rule 5550 (b) (1)

The Company received a written notification from the Nasdaq Capital Market ("Nasdaq" or the "Capital Market"), dated May 1, 2013, indicating that the Company was not in compliance with the requirement to maintain a minimum of $2.5 million in stockholders' equity for continued listing on the Capital Market, pursuant to Nasdaq Listing Rule 5550(b)(1). The Company reported negative stockholders' equity of $101.6 million for the fiscal year ended December 31, 2012. In addition, as of April 30, 2013, the Company did not meet the alternative standards for continued listing, including a market value of listed securities of at least $35 million, pursuant to Nasdaq Listing Rule 5550(b)(2), or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, pursuant to Nasdaq Listing Rule 5550(b)(3).

In order to cure this deficiency, the Company submitted a plan to Nasdaq to regain compliance. The plan was accepted by Nasdaq and the Company was granted a grace period to regain compliance of up to 180 days, expiring on or before October 28, 2013. The Company is currently working on implementing the plan that was submitted to Nasdaq in order to regain compliance with the continued listing standards of the Capital Market.

Drydocking and Maintenance

The scheduled survey for the Davakis G. took place from May 30, 2013 to June 14, 2013 at a cost of approximately $0.36 million.

Αn unscheduled survey for the Hamburg Max took place from May 20, 2013 to May 29, 2013 at a cost of approximately $0.16 million.

The scheduled survey for the Bremen Max took place from July 9, 2013 to August 10, 2013 at a cost of approximately $0.54 million.

Ability to Continue as a Going Concern

Over the past year and as of the date of this press release, the Company has experienced significant losses and reduction in cash which has affected its ability to satisfy its obligations due to shipping sector volatility and economic difficulties. The Company has experienced significant reduction in cash flow, as it has had to re-charter its vessels at low prevailing rates.

As a result of the above, the Company has defaulted under its loan agreements in respect of certain covenants (including the failure to make principal and interest payments and the failure to satisfy financial covenants). To date, the Company has not obtained waivers of all these defaults from its remaining lender. During the restructuring process, the lender has continued to reserve its rights in respect of events of default under the loan agreements. The lender has not exercised its remedies at this time, including demand for immediate payment. The lender, however, could change its position at any time.

While the Company continues to use its best efforts to restructure the debt of its remaining lender, there can be no assurance that the negotiations will be successful or that it will obtain waivers or amendments from its lender. Failure to obtain such waivers or amendments could materially and adversely affect the Company's business and operations. Furthermore, the impact of the final terms of any restructuring is uncertain. Due to the above, the Company's $173.1 million outstanding debt as of June 30, 2013 is classified as current.

Subsequent Developments:

Recent Corporate Developments and Management Changes

In furtherance of the Company's plan to reduce its general and administrative expenses, Dale Ploughman and George Tsimpis have voluntarily resigned from the Board of Directors, effective October 1, 2013, and the vacancies created by their resignations will not be filled for the time being. Dale Ploughman is also resigning as Chairman of the Board. The Board of Directors has unanimously resolved that Stamatis Tsantanis be appointed as the Board's new Chairman, effective October 1, 2013.

Effective November 1, 2013, Christina Anagnostara has resigned from her position as Chief Financial Officer. Ms. Anagnostara will remain as a member of the Company's Board of Directors and will assist the Company in an advisory capacity.

2013 Annual General Meeting

The Company announced on September 10, 2013 the results of its annual meeting of its shareholders held on Thursday, September 5, 2013 at the Company's executive offices. At the meeting the following proposals were approved and adopted: 1) the election of Mr. Stamatis Tsantanis and Mr. Elias Culucundis, as Class A Directors to serve until the 2016 Annual Meeting of Shareholders and 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2013.

Sale of Subsidiaries in Full Satisfaction of UOB Loan

On July 19, 2013, Seanergy's subsidiary, Maritime Capital Shipping Limited ("MCS"), finalized the agreement with its lender, United Overseas Bank, for the sale of three vessel owning subsidiaries that own the Handysize vessels African Joy, African Glory and Asian Grace, in exchange for a nominal cash consideration and full satisfaction of the underlying loan.

As of July 19, 2013, in exchange for the sale, approximately $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged and the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company's Board of Directors obtained a fairness opinion from an independent third party to the effect that the transaction was fair from a financial point of view to Seanergy's shareholders. The Company also expects a non cash gain of approximately $20 million as a result of the transaction that will be reflected in the third quarter of 2013.

Fleet Data:

Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012

Fleet Data
Average number of vessels (1)	7.1	18.8	8.2	19.1
Ownership days (2)	646	1,711	1,482	3,481
Available days (3)	621	1,685	1,457	3,442
Operating days (4)	501	1,614	1,205	3,240
Fleet utilization (5)	77.6%	94.3%	81.3%	93.1%
Fleet utilization excluding drydocking off-hire days (6)	80.7%	95.8%	82.7%	94.1%

Average Daily Results
TCE rate (7)	$6,992	$8,763	$6,415	$9,156
Vessel operating expenses (8)	$5,594	$4,065	$4,777	$4,389
Management fee (9)	$454	$336	$392	$336
Total vessel operating expenses (10)	$6,048	$4,401	$5,169	$4,725

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended June 30, 2013, the Company incurred 25 off-hire days for vessel scheduled drydocking. During the six month period ended June 30, 2013, the Company incurred 25 off-hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Net revenues from vessels	6,809	18,142	12,454	35,556

Voyage expenses	3,306	3,998	4,724	5,890

Net operating revenues	3,503	14,144	7,730	29,666

Operating days	501	1,614	1,205	3,240

Daily time charter equivalent rate	6,992	8,763	6,415	9,156

Our TCE rate is calculated as the weighted average of the daily rate earned under time charter and voyage contracts and of the daily rate earned by bareboat charters after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Operating expenses	3,614	6,956	7,080	15,277

Ownership days	646	1,711	1,482	3,481

Daily vessel operating expenses	5,594	4,065	4,777	4,389

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of September 25, 2013
Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	Spot positioning	Nov. 2013
M/V Hamburg Max	Panamax	73,498	1994	Spot positioning	Nov. 2013
M/V Davakis G.	Supramax	54,051	2008	Spot positioning	Sept. 2013
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Oct. 2013
Total		255,109

EBITDA, Adjusted EBITDA and Adjusted Net Loss Reconciliation:

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Net loss	(14,767)	(28,354)	(13,702)	(34,722)
Plus: Interest and finance costs, net (including interest income)	2,849	3,334	5,011	6,701
Plus: Income taxes	(5)	24	29	29
Plus: Depreciation and amortization	633	5,398	1,214	10,941
EBITDA	(11,290)	(19,598)	(7,448)	(17,051)
Minus: Loss on sale of vessels	-	(13,222)	-	(15,555)
Minus: Re-measurement and Impairment of vessels, net	(9,696)	(11,785)	(10,558)	(11,785)
Minus: Gain on disposal of subsidiaries	-	-	5,538	-
Adjusted EBITDA	(1,594)	5,409	(2,428)	10,289

(In thousands of US Dollars)

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization, gains from re-measurement of vessel values, gain associated with disposal of subsidiaries and losses associated with the sale of vessels as well as the impairment of the book values of vessels. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended ne 30, 2013	Six Months Ended June 30, 2012
Net loss	(14,767)	(28,354)	(13,702)	(34,722)
Minus: Loss on sale of vessels	-	(13,222)	-	(15,555)
Minus: Re-measurement and impairment of vessels, net	(9,696)	(11,785)	(10,558)	(11,785)
Minus: Gain on disposal of subsidiaries	-	-	5,538	-
Adjusted Net loss	(5,071)	(3,347)	(8,682)	(7,382)

Adjusted net loss consists of net loss before gains from re-measurement of vessel values, gain associated with disposal of subsidiaries and losses associated with the sale of vessels as well as the impairment of the book values of vessels.

Conference Call and Webcast: September 25, 2013

As announced, the Company's management team will host a conference call today, September 25, 2013, at 9:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until Wednesday, October 2, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
 Condensed Consolidated Balance Sheets
June 30, 2013 (Unaudited) and December 31, 2012
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	June 30, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	2,517	4,298
Restricted cash	1,000	2,000
Accounts receivable trade, net	1,680	2,287
Inventories	1,898	471
Other current assets	988	2,190
Vessels held for sale	-	39,750
Vessels, net	70,618	-
Deferred charges	-	1,090
Total current assets	78,701	52,086
Fixed assets:
Vessels, net	-	68,511
Office equipment, net	-	2
Total fixed assets	-	68,513
Other assets
Deferred charges	-	220
Other non-current assets	-	141
TOTAL ASSETS	78,701	120,960

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	173,116	208,649
Trade accounts and other payables	4,058	2,514
Due to related parties	7,690	6,135
Accrued expenses	1,556	1,159
Accrued interest	6,966	3,543
Financial instruments	499	491
Deferred revenue	128	86
Total current liabilities	194,013	222,577

Total liabilities	194,013	222,577

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2013 and December 31, 2012; 11,959,271 and 11,959,282 shares issued and outstanding as at June 30, 2013 and December 31, 2012, respectively	1	1
Additional paid-in capital	294,527	294,520
Accumulated deficit	(409,840)	(396,138)
Total equity	(115,312)	(101,617)
TOTAL LIABILITIES AND EQUITY	78,701	120,960

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income/(Loss)
For the three and six months ended June 30, 2013 and 2012
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues:
Vessel revenue - related party	-	2,405	-	5,364
Vessel revenue	7,029	16,246	12,841	31,261
Commissions - related party	-	(90)	-	(199)
Commissions	(220)	(419)	(387)	(870)
Vessel revenue, net	6,809	18,142	12,454	35,556
Expenses:
Direct voyage expenses	(3,186)	(3,838)	(4,546)	(5,568)
Vessel operating expenses	(3,614)	(6,956)	(7,080)	(15,277)
Voyage expenses - related party	(120)	(160)	(178)	(322)
Management fees - related party	(204)	(430)	(407)	(880)
Management fees	(89)	(145)	(174)	(291)
General and administration expenses	(1,070)	(1,135)	(2,303)	(2,581)
General and administration expenses - related party	(101)	(100)	(204)	(202)
Amortization and write –off of deferred dry-docking costs	(153)	(1,146)	(232)	(2,310)
Depreciation	(480)	(4,252)	(982)	(8,631)
Re-measurement and impairment for vessels, net	(9,696)	(11,785)	(10,558)	(11,785)
Loss on sale of vessels	-	(13,222)	-	(15,555)
Gain from disposal of subsidiaries	-	-	5,538	-
Operating loss	(11,904)	(25,027)	(8,672)	(27,846)
Other income (expense), net:
Interest and finance costs	(2,854)	(3,349)	(5,020)	(6,736)
Interest income	5	15	9	35
Loss on financial instruments	(6)	(22)	(8)	(162)
Foreign currency exchange (loss)/gain, net	(13)	53	18	16
	(2,868)	(3,303)	(5,001)	(6,847)
Net loss before taxes	(14,772)	(28,330)	(13,673)	(34,693)
Income taxes	5	(24)	(29)	(29)
Net loss	(14,767)	(28,354)	(13,702)	(34,722)
Net loss per common share
Basic and diluted	(1.23)	(2.37)	(1.15)	(2.92)
Weighted average common shares outstanding
Basic and diluted	11,958,170	11,957,064	11,958,117	11,880,449

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 4 dry-bulk carriers (two Panamax and two Supramax) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.4 years.

The Company's common shares trade on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: September 25, 2013	By:	/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer